UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

THIRD QUARTER 2003 RESULTS
SIGNATURES

THIRD QUARTER 2003 RESULTS

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Umberto Agnelli to review the consolidated results of the Group for the third quarter and first nine months of 2003.

Overview

As anticipated in earlier forecasts, the performance of the Fiat Group in the third quarter of 2003, in addition to being affected by unfavorable seasonal factors, reflects the challenges of a difficult transition period. Nevertheless, the Group made further progress in strengthening its financial structure and returning to growth, as it continued to reap the benefits of the cost-cutting and streamlining program carried out under the Relaunch Plan started this past June. More specifically, operating result, consolidated net result and financial position all show improvement compared to the corresponding period of 2002. When comparing the results of this quarter with those of the corresponding period of the previous year, changes in the scope of consolidation resulting from asset divestitures must be considered. In addition to these changes, revenues were impacted by the mixed market environment, resulting in lower unit sales at the principal Group Sectors. Fiat Auto, in particular, was adversely affected in two key segments as customers deferred buying decisions ahead of the introduction of new models. The beneficial impact on sales of the Panda and Ypsilon, which were introduced in September, will be felt starting from the fourth quarter of the year.

Results for the Quarter

Consolidated Group revenues totaled 9.8 billion euros in the third quarter of 2003, compared with 12 billion euros in the same period last year. The main reasons for this 2.2-billion-euro decline were a change in the scope of consolidation (-1.8 billion euros) caused by numerous asset divestitures, the depreciation of the U.S. dollar against the euro and negative trends in some of the markets where the principal Group Sectors operate. During the period from July to September 2003, demand for agricultural and construction equipment increased in North America but decreased in Europe and Latin America. At the same time, shipments of commercial vehicles held steady in Europe, despite a contraction in Italy. In the automobile market, which showed modest growth in Italy but was virtually flat in Europe, Fiat Auto’s performance was affected by aggressive price competition and by the impact of upcoming model introductions on customer orders.

The Group reported an operating loss of 285 million euros, compared with an operating loss of 339 million euros in the third quarter of 2002. The year-over-year improvement (+54 million euros) is even more significant (approximately +110 million euros) when the comparison is made between figures restated on a comparable consolidation basis, i.e., eliminating the contributions of divested operations. This achievement reflects better performance by certain Group Sectors, in particular CNH, which posted an improvement of 84 million euros, and Fiat Auto, with an improvement of 46 million euros on a comparable consolidation basis. These results were achieved under uneven market conditions that, while ranging from stable to recessive, were always less favorable than those in the third quarter of 2002.

The consolidated net loss in the third quarter of 2003 amounted to 145 million euros (Group interest: loss of 84 million euros), a sharp improvement over the consolidated net loss of 479 million euros reported in the third quarter of 2002. This positive performance was made possible by the net gain of 781 million euros earned on the sale of FiatAvio, which was offset by the Group’s operating loss, financial expenses of 245 million euros, and restructuring costs and other extraordinary expenses of about 360 million euros.

At September 30, 2003, Fiat’s net financial position showed net indebtedness of 2,952 million euros, as compared to 4,812 million euros at the end of June. This improvement was made possible by proceeds from the capital increase and disposal of FiatAvio, offset in part by the loss for the period, an increase in working capital requirements tied mainly to seasonal factors, and a reduction in discounted receivables.

Performance of the Principal Sectors

Fiat Auto

During the third quarter of 2003, the Western European market for automobiles held relatively steady (about 3.4 million units sold) compared with the same period last year. Demand was unchanged in Germany, grew by about 8% in Spain and 1.2% in Great Britain, and contracted by 6% in France. In Italy, new vehicle registrations were up 4.6% compared with the third quarter of 2002. Demand patterns varied widely in other countries around the world. Shipments increased 9% in Poland but were down in certain other countries, including Brazil, where the high cost of money pushed sales down 13.8%.

In this environment, Fiat Auto achieved revenues of 4,155 million euros in the third quarter of 2003, compared with 4,664 million euros in the same period a year ago. It sold a total of 362,000 automobiles and light commercial vehicles, or 6.8% less than in the third quarter of 2002. The transition from old to new models is the main reason for this decrease. The market launch of the Ypsilon and Panda produced higher than expected customer orders, which are not yet reflected in registrations. Distribution of these two models began during the first half of September and, consequently, had a marginal impact on third quarter registrations. Sales during this period were also penalized by the typical August’s seasonality.

Fiat Auto’s automobile market share was 28.3% in Italy (0.7 percentage points less than in the third quarter of 2002) and 7.1% in Western Europe (-0.5 percentage points). In Italy, demand for light commercial vehicles contracted by 17.6% and Fiat Auto’s share fell by 6.4 percentage points to 42.4%. This decrease reflects the expiration of the incentives provided under the Tremonti Law and an unfavorable comparison with the third quarter of 2002, when the Sector booked an unusually large order. In Western Europe, Fiat Auto accounted for 10.4% of the market for light commercial vehicles, or 2.1 percentage points less than in the third quarter of 2002.

During the third quarter of 2003, Fiat Auto’s operating loss decreased to 314 million euros (operating loss of 340 million euros in the same period last year), as the benefits of cost-containment programs and the industrial synergies realized through joint ventures more than offset the negative impact of the decrease in sales.

The Sector’s investments in research and development were up slightly, despite the reduction in revenues.

CNH

The world markets for agricultural and construction equipment expanded during the third quarter of 2003, growing by 2.3% and 2.8%, respectively, compared with the same period last year. In both businesses, a strong gain in North American demand was recorded (+19.4%), as compared with weakness in Europe (-4.3%) and Latin America (-2.2%), where, however, sales of farm equipment showed some improvement.

Against this background, in the period under review CNH booked revenues of $2,494 million (the U.S. dollar is the Sector’s reporting currency), compared with $2,240 million in the third quarter of 2002; on a comparable exchange basis, sales would have increased by about 5%.

When stated in euros, CNH’s revenues totaled 2,214 million for the third quarter of 2003 against 2,244 million in the third quarter of 2002 (-1.3%), as a result of the negative foreign exchange effect caused by the weakening of the dollar against the euro.

CNH earned operating income of $28 million, compared with an operating loss of $50 million in the third quarter of 2002. Translated into euros, the operating result goes from a loss of 59 million last year to income of 25 million this year, representing an improvement of 84 million euros. The Sector was also able to narrow its net loss from $95 million in the third quarter of 2002 (net loss of 100 million euros) to $74 million this year (net loss of 66 million euros). The improvement is even greater if the distorting effect of unusually high extraordinary restructuring costs (about $20 million in 2003, compared with $3.5 million in 2002) is eliminated.

The success of the Sector’s new agricultural machines in North America and Western Europe is the main reason for this positive performance.

If restructuring costs are excluded, CNH shows a net loss of $112 million for the first nine months of 2003. For the year as a whole, CNH should improve its bottom line by more than $100 million compared with 2002.

Iveco

In Western Europe, demand for commercial vehicles contracted slightly (-0.4%) during the third quarter of 2003, with the biggest declines occurring in France (-4.8%) and Italy (-5.1%). In the Italian market, which is especially important for Iveco, demand was down 2.7% for heavy trucks, 4.6% for light vehicles and 15.9% for medium trucks.

Iveco’s revenues totaled 1,810 million euros, down from 2,190 million euros in the third quarter of 2002. This 17.4% decrease primarily reflects the sale of Fraikin and a change in the method used to consolidate Naveco, a joint venture with the Yueijin Group in China. On a comparable consolidation basis, revenues show a decline of 11%.

The Sector reported an operating loss of 2 million euros in the third quarter of 2003 (operating income of 27 million euros in the same period last year), as the positive impact of cost-cutting programs could only partially offset the adverse effect of a significant reduction in unit sales.

Ferrari

Ferrari’s revenues grew by 5.7% to 297 million euros in the third quarter of 2003, despite slower sales of Maserati cars in North America, where this brand was adversely affected by a contraction in the demand for luxury coupes and convertibles.

Operating income declined, falling from 22 million euros in the third quarter of 2002 to 9 million euros in the same period this year. The main reasons for this decrease are an unfavorable U.S. dollar/euro exchange rate and higher research and development costs incurred for future Ferrari and Maserati models.

Other Sectors

In the third quarter of 2003, the crisis affecting carmakers and unfavorable foreign exchange rates had a negative effect on the output volumes of components manufacturers. Despite such challenging business conditions, Magneti Marelli posted higher unit sales, increasing revenues by 16.8%. Operating income grew to 19 million euros, confirming the positive trend that characterized the first half of the year.

Despite unfavorable foreign exchange rates, Comau’s revenues were up 1.3% to 537 million euros in the third quarter of 2003. Improved profitability at the European production systems operations and in the maintenance services business, which offset the impact of difficult conditions in North America, enabled the Sector to break even at the operating level.

Teksid had revenues of 191 million euros in the third quarter of 2003, compared with 385 million euros in the same period last year, when the Sector included the Aluminum Business Unit, which was sold in 2002. On a comparable consolidation basis, revenues show a decrease of just 4%, due mainly to foreign exchange translations. Operating income fell from 14 million euros in the first quarter of 2002 (when it included about 3 million euros contributed by the divested operations) to 4 million euros this year.

In the period under review, the Business Solutions Sector reported revenues of 436 million euros, roughly in line with the third quarter of 2002. When revenues are restated on a comparable consolidation basis, however, they show a gain of 5% due to the strong performance of three Sector companies: Fiat Engineering, Ingest Facility and Gesco. Third-quarter operating income improved from 7 million euros in 2002 to 9 million euros this year.

Itedi posted a 4.1% increase in revenues during the third quarter of 2003. This improvement, along with efficiency gains, helped reduce the Sector’s operating loss, which shrank from 5 million euros in the third quarter of 2002 to 2 million euros in the same period this year.

Results for the First Nine Months of the Year

Consolidated Group revenues amounted to 34.6 billion euros in the first nine months of 2003, or 6.1 billion euros less than the 40.7 billion euros reported in the first nine months of 2002. More than half of this decrease is attributable to asset divestitures. On a same-scope basis, revenues decreased by 2.5 billion euros, reflecting several factors: anemic demand and lower unit sales in many markets (Fiat Auto and Iveco); a weak product line during the beginning of the year and the transition from old to new models (Fiat Auto); and, lastly, the negative impact of an unfavorable euro/U.S. dollar exchange rate.

The operating loss totaled 652 million euros for the first nine months of 2003, or 113 million euros less than the operating loss of 765 million euros reported a year earlier. On a comparable consolidation basis, the operating loss narrows by 220 million euros, entirely attributable to the 330-million-euro reduction in operating loss achieved by Fiat Auto.

The consolidated net loss decreased to 882 million euros (792 million euros attributable to the Group), down from 1,282 million euros in the first nine months of 2002. The decrease of about 400 million euros reflects the improvement achieved at the operating level, as well as higher gains earned on asset divestitures: in 2003, mainly the sale of Toro and FiatAvio and in 2002, the sale of an interest in Ferrari. These gains were offset in part by an increase in restructuring costs and other extraordinary charges as well as by higher taxes.

At September 30, 2003, the Group’s net financial position showed net indebtedness of 2,952 million euros, or 828 million euros less than at December 31, 2002. This improvement was made possible by the sale of Toro and FiatAvio and the capital increase carried out by Fiat S.p.A., offset in part by increased operating cash requirements as a result of the net loss for the period, higher working capital requirements and a reduction in discounted receivables.

Subsequent Events

On October 26, 2003, Fiat and General Motors signed two important agreements that clarify the position of both groups with regard to the put option. GM has questioned Fiat’s ability to exercise this put option due to the sale of certain financing businesses by Fiat Auto and the recapitalization of Fiat Auto Holdings. Fiat, on the other hand, contends that the put option remains fully effective.

These agreements reaffirm the strong desire of both partners to continue to develop their existing industrial ventures while seeking new opportunities for cooperation. At the same time, the parties decided to postpone the option exercise period by one year (from January 24, 2004 – July 24, 2009 to January 24, 2005 – July 24, 2010) and agreed to refrain until December 15, 2004 from initiating legal proceedings relating to the Master Agreement.

By providing an additional year to redefine the relationship between Fiat and General Motors, the new agreements give the parties a platform for future discussions on how to amend the Master Agreement without harming the interests of either partner, or their shareholders, while continuing the constructive development of their existing industrial relationship. Fiat, in particular, will be able to pursue its Relaunch Plan with determination, free of any uncertainty as to the nature of its relationship with its partner.

Outlook for the Balance of the Year

The results reported by the Group, which were largely in line with forecasts, showed improvements in key operating parameters. They also confirm that, as repeatedly stated, 2003 is proving to be a difficult and challenging year of transition. However, several factors will positively impact the closing quarter of 2003. They include: the full effect of the restructuring programs carried out under the Relaunch Plan, the positive contribution of Fiat Auto’s new models, and a strong performance by Sectors such as CNH, which expects to report much improved year-end results.

Notwithstanding recent divestitures, which caused the Group to exit from certain areas of business, the Company reaffirms the objectives stated in its Relaunch Plan, which calls for a significantly smaller operating loss in 2003 than in 2002 and an improved net financial position.

Turin, October 31, 2003

FINANCIAL AND OPERATING HIGHLIGHTS

Fiscal		3rd quarter	3rd quarter	1.1 - 9.30	1.1 - 9.30
2002	(in millions of euros)	2003	2002	2003	2002

55,649	Net revenues	9,837	11,987	34,611	40,742
48,619	Cost of sales	8,589	10,527	30,173	35,585
7,030	Gross operating result	1,248	1,460	4,438	5,157
5,782	Overhead	1,085	1,341	3,684	4,461
1,748	Research and development	386	403	1,302	1,343
(262)	Other operating income (expenses)	(62)	(55)	(104)	(118)
(762)	Operating result	(285)	(339)	(652)	(765)
(690)	Investment income (expenses)	—	(177)	(42)	(280)
(2,503)	Non-operating income (expenses)	895	(6)	1,158	511
(3,955)	EBIT	610	(522)	464	(534)
(862)	Financial income (expenses)	(245)	(93)	(669)	(609)
(4,817)	Income (loss) before taxes	365	(615)	(205)	(1,143)
(554)	Income taxes	510	(136)	677	139
(4,263)	Net income (loss) before minority interest	(145)	(479)	(882)	(1,282)
(3,948)	Group interest in net income (loss)	(84)	(413)	(792)	(976)
(3,780)	Net Financial Position			(2,952)	(5,844)

OPERATING RESULT BY SECTOR

Fiscal		3rd quarter	3rd quarter	1.1 - 9.30	1.1 - 9.30
2002	(in millions of euros)	2003	2002	2003	2002

(1,343)	Automobiles (Fiat Auto Holdings)	(314)	(340)	(882)	(1,163)
163	Agricultural and Construction Equipment (CNH Global)	25	(59)	130	102
102	Commercial Vehicles (Iveco)	(2)	27	20	63
70	Ferrari	9	22	(7)	32
(16)	Components (Magneti Marelli)	13	(6)	16	(16)
(101)	Production Systems (Comau)	(1)	(21)	(8)	(26)
27	Metallurgical Products (Teksid)	4	14	9	26
210	Aviation (FiatAvio) (*)	—	35	53	154
147	Insurance (Toro Assicurazioni) (**)	—	2	44	107
67	Services (Business Solutions)	9	7	26	45
3	Publishing and Communications (Itedi)	(2)	(5)	3	(6)
(91)	Miscellanea and Eliminations	(26)	(15)	(56)	(83)
(762)	Total for the Group	(285)	(339)	(652)	(765)

(*) Operating result for the Aviation Sector is shown until the date of its sale (July 1, 2003)

(**) Operating result for the Insurance Sector is shown until the date of its sale (May 2, 2003)

REVENUES BY SECTOR

Fiscal		3rd quarter	3rd quarter	1.1 - 9.30	1.1 - 9.30
2002	(in millions of euros)	2003	2002	2003	2002

22,147	Automobiles (Fiat Auto Holdings)	4,155	4,664	14,304	16,434
10,513	Agricultural and Construction Equipment (CNH Global)	2,214	2,244	7,014	7,935
9,136	Commercial Vehicles (Iveco)	1,810	2,190	5,985	6,698
1,208	Ferrari	297	281	921	868
3,288	Components (Magneti Marelli)	731	626	2,342	2,410
2,320	Production Systems (Comau)	537	530	1,619	1,522
1,539	Metallurgical Products (Teksid)	191	385	630	1,335
1,534	Aviation (FiatAvio) (*)	—	316	625	1,103
4,916	Insurance (Toro Assicurazioni) (**)	—	921	1,654	3,367
1,965	Services (Business Solutions)	436	435	1,379	1,357
360	Publishing and Communications (Itedi)	77	74	267	255
(3,277)	Miscellanea and Eliminations	(611)	(679)	(2,129)	(2,542)
55,649	Total for the Group	9,837	11,987	34,611	40,742

(*) Revenues for the Aviation Sector are shown until the date of its sale (July 1, 2003)

(**) Revenues for the Insurance Sector are shown until the date of its sale (May 2, 2003)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney